Exhibit 6.21

AGREEMENT

This Agreement is entered into this date of January 11, 2023 between Royalty Traders LLC dba SongVest of 1053 East Whitaker Mill Rd Suite 115, Raleigh, NC 27604 (“RT”) and OneOf, Inc., a Delaware corporation located at 2045 Biscayne Boulevard #333, Miami, FL 33137 (“OneOf”), effective upon execution of that certain Posting Agreement between RT and TLC II, LLC (“TLC”) dated January 10, 2023 (“Posting Agreement”).

WHEREAS, OneOf has been granted the exclusive right by TLC to create and distribute so-called non-fungible tokens (“NFTs”) associated with the Asset (as defined in the Posting Agreement) and intends to distribute such NFTs to purchasers of SongShares issued in connection therewith pursuant to the Posting Agreement.

WHEREAS, TLC intends to enter into the Posting Agreement with RT providing for the sale of the Asset by TLC to RT (among other things), as an accommodation to OneOf so that OneOf may fulfill its obligations with respect to distribution of NFTs to SongShare purchasers who submit a claim therefor.

NOW THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, RT and OneOf agree as follows:

1.	Fees

Upon execution of this Agreement together with the Posting Agreement, RT shall pay OneOf a cash amount of $100,000 as full consideration for facilitating the sale of the Asset by TLC to RT pursuant to the Posting Agreement (“Asset Purchase Price”). The Asset Purchase Price shall be paid by RT via wire transfer to a designated bank account specified in writing by OneOf.

2.	Obligations of RT

RT hereby indemnifies and agrees to hold harmless OneOf, and its officers, directors, shareholders and employees from and against any and all liability, claim, damage, harm, cost or expense, including reasonable attorney’s fees, that OneOf may suffer or incur arising out of the Posting Agreement.

3.	Obligations of OneOf

a.	NFT Minting & Gifting

OneOf agrees to mint NFTs for each asset, which all parties acknowledge have been approved in their design by TLC, in the quantities listed below, as the property of RT. At the time designated by RT, OneOf will work with RT to transfer, at no charge to RT, TLC or any other third-party, to specific users who have chosen to claim a free NFT from the OneOf platform.

No Scrubs Asset: 1,100 tokens

Waterfalls Asset: 800 tokens

Creep Asset : 420 tokens

4.	Publicity

OneOf grants RT the right, but not the obligation, to use OneOf name and logo for the purpose of advertising, marketing, promoting, publicizing and exploiting the offer of free NFT tokens related to the Assets in the Posting Agreement. All such marketing or promotional materials will be pre-approved in writing by OneOf, who will not unreasonably withhold or postpone such approval.

5.	Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of the State of North Carolina and the exclusive venue for any action arising under this Agreement shall be Wake County, North Carolina.

6.	Entirety

This Agreement represents the entire understanding and agreement of the parties and supersedes any prior discussions, negotiations, understandings and agreements with respect hereto.

In Witness whereof, the parties have executed this Agreement as of the day and year first set forth above.

RT:		OneOf:

/s/ Sean Peace		/s/ Lin Dai
Sean Peace		Lin Dai
President, RoyaltyTraders, LLC		CEO, OneOf, Inc.

Date:	January 12, 2023	Date:	January 12, 2023

(FORM OF)

AGREEMENT ADDENDUM

dated this __th day of June 2023

BETWEEN:

OneOf Inc.

- AND -

RoyaltyTraders LLC dba SongVest

Background

A. OneOf Inc. (“OneOf”) and SongVest (“RT”), and together the “Parties” entered into the Agreement (the “Agreement”) effectively dated January 12, 2023 for the purpose of defining services related to the NFTs, and for facilitating the sale of the Asset by TLC to RT.

B. The Parties desire to amend the Agreement on the terms and conditions set forth in this Agreement Addendum (the “Addendum”).

C. This Addendum is the first amendment to the Agreement.

D. References in this Addendum to the Agreement are to the Agreement as previously amended or varied.

IN CONSIDERATION OF the Parties agreeing to amend their obligations in the existing Agreement, and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree to keep, perform, and fulfill the promises, conditions and agreements below:

1. Amendments

a. The following provisions of the Agreement are amended and restated as follows:

WHEREAS, TLC has entered into Royalty Option Agreement, as amended, with RT providing for the sale of the Asset by TLC to RT (among other things), as an accommodation to OneOf so that OneOf may fulfill its obligations with respect to distribution of NFTs to SongShare purchasers who submit a claim therefor.

1. Fees – Upon execution of this Agreement, RT shall pay OneOf a cash amount of $100,000 as full consideration for facilitating the sale of the Asset by TLC to RT pursuant to the aforementioned Royalty Option Agreement, as amended (“Asset Purchase Price”) and for OneOf’s services related to the NFTs. The Asset Purchase Price shall be paid by RT via wire transfer to a designated bank account specified in writing by OneOf.

3. Obligations of OneOf – OneOf agrees to mint NFTs for each asset, which all parties acknowledge have been approved in their design by TLC, in the quantities listed below, as the property of RT. At the time designated by RT, OneOf will work with RT to transfer, at no charge to RT, TLC or any other third-party, to specific users who have chosen to claim a free NFT from the OneOf platform.

No Scrubs – TLC Version Asset: 1,300 tokens

Creep – TLC Version Asset: 1,050 tokens

Diggin’ On You – TLC Version Asset: 200 tokens

2. No Other Change

Except as otherwise expressly provided in this Agreement, all of the terms and conditions of the Agreement remain unchanged and in full force and effect.

3. Miscellaneous Terms

Capitalized terms not otherwise defined in this Addendum will have the meanings ascribed to them in the Agreement. Headings are inserted for the convenience of the parties only and are not to be considered when interpreting this Agreement. Words in the singular mean and include the plural and vice versa. Words in the masculine include the feminine and vice versa. No regard for gender is intended by the language in this Agreement.

IN WITNESS WHEREOF the Parties have duly affixed their signatures under hand and seal on this ___th day of June, 2023

OneOf Inc.

RoyaltyTraders LLC dba SongVest